FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA                                                                PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                in the United States:
jose.guerrero@ica.com.mx                              Zemi Communications

Arq. Ana P. Fernandez                                 Daniel Wilson
(5255) 5272-9991 x3480                                (212) 689-9560
 ana.fernandez@ica.com.mx                            d.b.m.wilson@zemi.com

--------------------------------------------------------------------------------

Mexico City, March 15, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced the payment of the final US$ 92 million outstanding on its Subordinated Convertible Bond, which was originally issued in 1994 for a total amount of US$ 475 million with a 5% coupon and a 10 year maturity.

Jose Luis Guerrero, CFO of ICA, announced, "The payment of the convertible bond strengthens ICA's balance sheet and constitutes one more example of the Company's fulfillment of its commitments."

In the past, ICA has accessed the capital markets by issuing medium-term Notes, Commercial Paper, Eurobonds, and the Convertible Bond, and has paid all these obligations.

On March 5, 2004, through Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA), ICA issued US$ 230 million in 144A notes which, in conjunction with a US$ 452.4 million syndicated loan, provide the US$ 682.4 million financing required to complete the El Cajon Hydroelectric Project.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

--------------------------------------------------------------------------------
INVESTOR RELATIONS               www.ics.com.mx                            1/1

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           Name:  Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance